FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from February 1, 2022 to February 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 14, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from February 1, 2022 to February 28, 2022 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on March 14, 2022]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of February 28, 2022

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 29, 2021) (Period of repurchase: from November 16, 2021 to March 31, 2022 (excluding the ten business days following the announcement of each quarterly financial results))		80,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		80,000,000	39,639,408,040

Progress of share repurchase (%)		100.0	79.3

2.	Status of disposition

as of February 28, 2022

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date)

February 1

February 2

February 3

February 4

February 7

February 8

February 10

February 14

February 15

February 16

February 17

February 18

February 21

February 22

February 24

February 25

February 28

		9,900 10,600 52,800 27,200 39,000 47,000 28,700 26,300 29,400 37,200 18,800 1,600 10,200 93,800 37,700 30,900 40,700	9,900 10,600 52,800 27,200 39,000 47,000 28,700 26,300 29,400 37,200 18,800 1,600 10,200 93,800 37,700 30,900 40,700

Subtotal	—	541,800	541,800

Total	—	541,800	541,800

3.	Status of shares held in treasury

as of February 28, 2022

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	216,451,446

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 6, 2021.